Exhibit 99.2

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved Purple Biotech Ltd. Extraordinary General Meeting of Shareholders For Shareholders of record as of November 3 , 2025 Monday, December 15 , 2025 4 : 30 PM, Israel Time 4 Oppenheimer Street, Science Park, Rehovot, Israel YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 PM E.T. December 9, 2025. Purple Biotech Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on December 9, 2025) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Purple Biotech Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on November 3, 2025 at the Extraordinary General Meeting of Shareholders of Purple Biotech Ltd. to be held on December 15, 2025, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse. NOTES: 1. Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. To review EGM related materials, including the full Proxy Statement, please visit: https://purple - biotech.com/Investors/#shareholderMeet BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Purple Biotech Ltd. Extraordinary General Meeting of Shareholders Please make your marks like this: PROPOSAL YOUR VOTE FOR AGAINST ABSTAIN (a) RESOLVED, to approve the grant of equity - based awards to Gil Efron, the Chief Executive Officer of the Company, in such amounts and with such terms and conditions as described in Proposal 1 of the Proxy Statement for the Meeting. (b) RESOLVED, to approve the grant of equity - based awards to each of the members of the Company's Board of Directors, in such amounts and with such terms and conditions as described in Proposal 1 of the Proxy Statement for the Meeting. Each ADS holder voting on Proposal 1(a) who signs and returns a voting instruction form will be deemed to have confirmed that such ADS holder, and any related party thereof, does not have a personal interest in Proposal 1(a), unless such ADS holder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on Monday, December 15, 2025. Any such written notice must be sent to the Company via registered mail at the Company's offices; Attention: Gil Efron, Chief Executive Officer. Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)